Term sheet	Term Sheet to
To preliminary prospectus dated November 8, 2006	Prospectus
Registration Statement No. 333-138511
Dated November 9, 2006
Filed Pursuant to Rule 433
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 8, 2006 (including the documents incorporated by reference in the preliminary prospectus) relating to these securities.
~ $315,000,000 0.875% Senior Convertible Notes Due 2013 ~
General Cable Corporation
(BGC/NYSE)
Gross Proceeds: $315,000,000
Over-allotment Option: $40,000,000
Issuer: General Cable Corporation
Ticker/Exchange: BGC/NYSE
     Net Proceeds: Approximately $306.9 million after deducting the underwriters’ discounts, commissions and offering expenses (or approximately $346.0 million if the underwriters exercise their over-allotment option to purchase additional notes in full).
     Use of Proceeds: General Cable intends to use (1) approximately $61.4 million of the net proceeds from this offering to repay outstanding amounts of principal and interest under its senior secured credit facility; and (2) an estimated $39.1 million to fund the net cost of convertible note hedge transactions to be entered into with Merrill Lynch International (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), Credit Suisse International (an affiliate of Credit Suisse Securities (USA) LLC) and Wachovia Bank, National Association (an affiliate of Wachovia Capital Markets, LLC). The remainder of the net proceeds will be used for general corporate purposes, which may include funding the potential expansion of General Cable’s business in the United States and into foreign countries, and the potential acquisition of other complementary businesses. Amounts used to repay General Cable’s senior secured credit facility may be reborrowed.

0.875% Senior Convertible Notes Due 2013 Pricing Terms:
Issue Price Per Note: $1,000
Principal Amount per Note: $1,000
Maturity: November 15, 2013
Interest Rate: 0.875% per annum
Conversion Premium: 27.5%
Last Sale (11/9/2006): $39.50
Conversion Price: $50.36
Conversion Rate: 19.8560*
     Conversion Rate Cap: As set forth under the caption “Conversion Rate — Conversion Procedures” of the preliminary prospectus, a cap (the beneficial conversion cap) equal to 25.3164 for adjustments to the conversion rate, subject to the adjustments identified in the preliminary prospectus.
* Subject to anti-dilution adjustments.
     Contingent Conversion Trigger: $65.47 (130% of the initial conversion price per share of common stock).
     Conversion Rights: A holder may convert its notes only under the circumstances described in the preliminary prospectus under “Description of Notes — Conversion Rights,” including at any time on and after 10/15/13 through the close of business on the business day preceding the maturity date.
     Interest Pay Dates: 5/15 & 11/15 beginning 5/15/07.
     Make Whole Premium Upon Certain Fundamental Changes: In the event of certain fundamental changes, a holder may elect to convert its notes in connection with such fundamental change, and General Cable will pay a make whole premium by increasing the conversion rate applicable to such notes. If the stock price on the effective date of such fundamental change transaction is less than $39.50 per share or greater than $120.00 per share, no adjustment to the conversion rate will be made.
Make Whole Premium (Increase in Applicable Conversion Rate)

	Effective Date
Stock Price on
Effective Date	11/15/06*	11/15/07	11/15/08	11/15/09	11/15/10	11/15/11	11/15/12	11/15/13
$39.50	5.4604	5.4604	5.4604	5.4604	5.4604	5.4604	5.4604	5.4604
45.00	4.2404	4.3015	4.3320	4.3046	4.2061	3.9772	3.4891	2.3662
50.00	3.4331	3.4477	3.4294	3.3491	3.1912	2.8922	2.3095	0.1440
60.00	2.3431	2.3079	2.2401	2.1130	1.9114	1.5833	1.0194	0.0000
70.00	1.6671	1.6125	1.5282	1.3931	1.1960	0.9047	0.4634	0.0000
80.00	1.2230	1.1622	1.0778	0.9523	0.7779	0.5376	0.2215	0.0000
90.00	0.9195	0.8589	0.7798	0.6687	0.5204	0.3309	0.1118	0.0000
100.00	0.7037	0.6465	0.5759	0.4791	0.3570	0.2094	0.0634	0.0000
110.00	0.5459	0.4941	0.4314	0.3496	0.2491	0.1346	0.0395	0.0000
120.00	0.4280	0.3812	0.3272	0.2577	0.1753	0.0887	0.0262	0.0000
(No make whole premium shares below $39.50 or above $120.00)
* The original issue date of the notes.

Convertible Note Hedge and Warrant Transactions:
     We have entered into convertible note hedges with Merrill Lynch International, Credit Suisse International and Wachovia Bank, National Association. The convertible note hedges are comprised of purchased call options and sold warrants. The purchased call options are expected to reduce our exposure to potential dilution upon the conversion of the notes. We also entered into warrant transactions with Merrill Lynch International, Credit Suisse International and Wachovia Bank, National Association. The sold warrants have an exercise price that is 92.4% higher than the closing price of our common stock on the date of this Term Sheet.
Capitalization:
     The following table sets forth General Cable’s capitalization as of September 29, 2006 on:
•	an actual basis; and

•	on an as adjusted basis to reflect the sale of the notes and the use of proceeds therefrom as described in the “Use of Proceeds” section above, after deducting $8.1 million for the underwriters’ estimated discounts and our estimated offering expenses but assuming no exercise of the underwriters’ over-allotment option.
     This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including all related notes, incorporated by reference in the preliminary prospectus. See the “Incorporation of Certain Documents by Reference” section of the preliminary prospectus.

	As of September 29, 2006
	Actual	As Adjusted
	(unaudited, in millions)
Cash and cash equivalents	$80.4	$286.8

Debt:
Senior secured credit facility(1)(2)	61.3	—
Spanish secured term loan	35.3	35.3
Other secured debt	23.1	23.1
Senior notes due 2010	285.0	285.0
Senior convertible notes due 2013 being offered hereby	—	315.0
Other debt	44.9	44.9

Total debt	$449.6	$703.3

Shareholders’ equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized:
Series A redeemable convertible preferred stock; 2,070,000 shares authorized; issued and outstanding	$5.1	$5.1
Common stock, $0.01 par value; 75,000,000 shares authorized; issued and outstanding shares: 51,439,709 shares actual and as adjusted (net of 4,999,035 treasury shares actual and as adjusted)(3)	0.6	0.6
Additional paid-in capital	276.0	275.5
Treasury stock	(53.0)	(53.0)
Retained earnings	203.5	203.5
Accumulated other comprehensive income	7.0	7.0

Total shareholders’ equity	439.2	438.7

Total capitalization	$888.8	$1,142.0

(1)	The as adjusted amount assumes that $61.4 million is used to repay outstanding principal and interest under the senior secured credit facility, which amounts may be reborrowed. See “Use of Proceeds” above.

(2)	Excludes $31.7 million of letters of credit outstanding under the senior secured credit facility.

(3)	Excludes (i) an aggregate of approximately 1.6 million shares of common stock issuable upon the exercise of outstanding stock options; (ii) approximately 510,000 shares of common stock that may be received upon General Cable’s conversion of outstanding Series A preferred stock; and (iii) shares of common stock that may be received upon conversion of the notes being offered in the offering.

Trade Date: 11/9/06
Settlement Date: 11/15/06
CUSIP: 369300AD0

Underwriters:	Merrill Lynch & Co.
Credit Suisse
Banc of America Securities LLC
UBS Investment Bank
Wachovia Securities
     You should rely only on the information contained or incorporated by reference in the preliminary prospectus dated November 8, 2006, as supplemented by this term sheet in making an investment decision with respect to these securities.
     The offering is being made only be means of a prospectus. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.
     This announcement and any offer if made subsequently is directed only at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). Any person in the EEA who acquires the securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the company, Merrill Lynch International (“MLI”) or any other manager of a prospectus pursuant to Article 3 of the Prospectus Directive. The company, MLI and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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